Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Amendment No. 5 to Registration Statement No. 333-139577 on Form S-4 of our reports dated March 15, 2007, relating to the financial statements of Citadel Broadcasting Corporation and subsidiaries (the “Company”) (which report expresses our unqualified opinion and includes an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards No. 123R, Share-Based Payment), and management’s report on the effectiveness of internal control over financial reporting appearing in the Annual Report on Form 10-K of the Company for the year ended December 31, 2006 and to the reference to us under the heading “Experts” in the information statement/prospectus, which is part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Los Angeles, California

May 7, 2007